                                   Filed by The Royal Bank of Scotland Group plc

    This communication is filed pursuant to Rule 425 under The Securities Act of
                                                               1933, as amended.

                                           Subject Company: ABN AMRO Holdings NV

                                               Commission File Number: 001-14624

                                                            Date: April 23, 2007

On April 23, 2007, Royal Bank of Scotland issued the following press release:

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23 April 2007

Fortis, Royal Bank of Scotland and Santander (the "Banks") note today's announcement of a recommended offer by Barclays for ABN AMRO.

A meeting was  arranged  for 14.30  today with ABN AMRO so that the Banks could  present  their  proposals  to ABN AMRO for them to be considered alongside Barclays' proposals.

The Banks'  proposals  include the  retention  of LaSalle  Bank.  In view of ABN
AMRO's  decision  to sell  LaSalle  Bank to Bank of  America,  the Banks need to understand the circumstances under which this sale can be terminated.  The Banks are requesting this information today. Accordingly, the Banks do not consider it appropriate to meet with ABN AMRO today.

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Important information

This  announcement  is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision  of  the  Securities   Trade  1995  (the  "Decree").   Any  possible
transaction would be subject to approval of competent regulatory  authorities in relevant jurisdictions.

In connection with a potential  transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC. Such documents,  however,  are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE
POTENTIAL  TRANSACTION  IF AND WHEN THEY  BECOME  AVAILABLE,  BECAUSE  THEY WILL
CONTAIN IMPORTANT  INFORMATION.  Investors will be able to obtain a free copy of such documents  without charge, at the SEC's website  (http://www.sec.gov)  once such  documents  are filed with the SEC.  Copies of such  documents  may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction.  No  offering  of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.